Filed Pursuant to Rule 424(b)(5)
                                               Registration Nos.  333-75193
                                                                  333-75193-01
                                                                  333-75193-02











PROSPECTUS SUPPLEMENT
(To Prospectus dated April 15, 1999)
                                  $350,000,000

                                   (GPC LOGO)

         $200,000,000 SERIES F 5.75% SENIOR NOTES DUE JANUARY 31, 2003 $150,000,000 SERIES G 6.20% SENIOR NOTES DUE FEBRUARY 1, 2006

--------------------------------------------------------------------------------

     This is a public offering by Georgia Power Company of $200,000,000 of Series F 5.75% Senior Notes due January 31, 2003 and $150,000,000 of Series G 6.20% Senior Notes due February 1, 2006.

     Interest on the Senior Notes is payable February 1 and August 1 of each year, beginning August 1, 2001. The Senior Notes are not redeemable prior to maturity.

     The Senior Notes should be delivered on or about February 1, 2001 through the book-entry facilities of The Depository Trust Company.

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                               Per Series F                              Per Series G
                                Senior Note             Total             Senior Note             Total
--------------------------------------------------------------------------------------------------------------
Public Offering Price.....              99.814%         $199,628,000              99.949%         $149,923,500
--------------------------------------------------------------------------------------------------------------
Underwriting Discount.....               0.250%             $500,000               0.500%             $750,000
--------------------------------------------------------------------------------------------------------------
Proceeds to Georgia Power
  Company.................              99.564%         $199,128,000              99.449%         $149,173,500
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
                  BNY CAPITAL MARKETS, INC.
                                    BARCLAYS CAPITAL
                                                  JACKSON SECURITIES INC.

January 26, 2001

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

     We are offering to sell the Senior Notes only in places where sales are permitted.

     You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus, including information incorporated by reference, is accurate as of any date other than its respective date.

                      ------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
The Company...........................   S-3
Selected Financial Information........   S-3
Recent Results of Operations..........   S-3
Use of Proceeds.......................   S-4
Description of the Senior Notes.......   S-4
Underwriting..........................   S-7
Experts...............................   S-8

                                        PAGE
                                        ----
PROSPECTUS
About this Prospectus.................     2
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Selected Information..................     4
Georgia Power Company.................     4
The Trusts............................     5
Accounting Treatment of Trusts........     5
Use of Proceeds.......................     5
Description of the Senior Notes.......     6
Description of the Junior Subordinated
  Notes...............................     9
Description of the Preferred
  Securities..........................    15
Description of the Guarantees.........    15
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Notes and the Guarantees............    17
Plan of Distribution..................    19
Legal Matters.........................    19
Experts...............................    20

                                  THE COMPANY

     Georgia Power Company (the "Company") is a corporation organized under the laws of the State of Georgia on June 26, 1930. The Company has its principal office at 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, telephone (404) 506-6526. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 57,200 square mile service area comprising most of the State of Georgia.

                         SELECTED FINANCIAL INFORMATION

     The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing herein, in the accompanying Prospectus or in the documents incorporated herein by reference.

                                                              YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------------
                                              1995     1996      1997     1998     1999        2000
                                             ------   -------   ------   ------   ------   ------------
                                                              MILLIONS, EXCEPT RATIOS      (UNAUDITED)
Operating Revenues.........................  $4,405   $4,417    $4,386   $4,738   $4,457      $4,871
Earnings Before Interest and Income
  Taxes....................................   1,403    1,291     1,273    1,245    1,240       1,189
Net Income After Dividends on Preferred
  Stock....................................     609      580       594      570      541         559
Ratio of Earnings to Fixed Charges(1)......    4.51     4.99      4.66     4.49     3.49        4.13

                                                                    CAPITALIZATION
                                                               AS OF SEPTEMBER 30, 2000
                                                              --------------------------
                                                              ACTUAL     AS ADJUSTED(2)
                                                              -------   ----------------
                                                                  (MILLIONS, EXCEPT
                                                                     PERCENTAGES)
Common Stock Equity.........................................  $4,320    $4,353     52.1%
Cumulative Preferred Stock..................................      15        15      0.2
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiaries Substantially All of Whose
  Assets are Junior Subordinated Debentures or Notes........     789       789      9.5
Senior Notes................................................     895     1,245     14.9
Other Long-Term Debt........................................   2,147     1,947     23.3
                                                              ------    ------    -----
     Total, excluding amounts due within one year of $399
      million...............................................  $8,166    $8,349    100.0%
                                                              ======    ======    =====

---------------

(1) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Interest and Income Taxes" the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.
(2) Reflects (i) the receipt in December 2000 of $33,000,000 in capital contributions from Southern; (ii) the proposed redemption in February 2001 of $200,000,000 principal amount of First Mortgage Bonds, 6 5/8% Series due April 1, 2003; and (iii) the proposed issuance of the Senior Notes offered hereby.

                            RECENT RESULTS OF OPERATIONS

     For the year ended December 31, 2000, the unaudited amounts for "Operating Revenues," "Earnings Before Interest and Income Taxes" and "Net Income After Dividends on Preferred Stock" were $4,871,000,000, $1,189,000,000 and $559,000,000, respectively. In the opinion of the management of the Company, the above unaudited amounts for the year ended December 31, 2000 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the year ended December 31, 2000 was 4.13.

                                USE OF PROCEEDS

     The proceeds from the sale of the Senior Notes will be applied by the Company to redeem in February 2001 the $200,000,000 outstanding principal amount of its First Mortgage Bonds, 6 5/8% Series due April 1, 2003 and to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $739,400,000 as of January 26, 2001.

                        DESCRIPTION OF THE SENIOR NOTES

     Set forth below is a description of the specific terms of the Series F 5.75% Senior Notes due January 31, 2003 (the "Series F Senior Notes") and the Series G 6.20% Senior Notes due February 1, 2006 (the "Series G Senior Notes" and, together with the Series F Senior Notes, the "Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of January 1, 1998, as supplemented (the "Senior Note Indenture"), between the Company and The Chase Manhattan Bank, as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series F Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series F Senior Notes will be limited in aggregate principal amount to $200,000,000.

     The entire principal amount of the Series F Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on January 31, 2003.

     The Series G Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series G Senior Notes will be limited in aggregate principal amount to $150,000,000.

     The entire principal amount of the Series G Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on February 1, 2006.

     The Senior Notes are not subject to any sinking fund provision. The Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

INTEREST

     Each Series F Senior Note shall bear interest at the rate of 5.75% per annum and each Series G Senior Note shall bear interest at the rate of 6.20% per annum, in each case from the date of original issuance, payable semiannually in arrears on February 1 and August 1 of each year (each, an "Interest Payment Date") to the person in whose name such Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial Interest Payment Date is August 1, 2001. Interest on the Series F Senior Notes will accrue up to and include January 31, 2003. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

RANKING

     The Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking pari passu with all other unsecured and unsubordinated obligations of the Company. The Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $857,000,000 outstanding at September 30, 2000. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

REDEMPTION

     The Senior Notes will not be redeemable at the option of the Company prior to maturity.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depositary for the Senior Notes. Each series of the Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global certificates for each series of the Senior Notes will be issued, representing in the aggregate the total principal amount of the respective series of Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Senior Notes on DTC's records. The ownership interest of each actual purchaser of Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Senior Notes. Transfers of ownership interests in the Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Senior Notes, except in the event that use of the book-entry system for the Senior Notes is discontinued.

     DTC has no knowledge of the actual Beneficial Owners of the Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Although voting with respect to the Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records
                                       S-5
unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Senior Note will not be entitled to receive physical delivery of Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Senior Note.

     DTC may discontinue providing its services as securities depositary with respect to the Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Senior Notes. In that event, certificates for the Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below (for whom Lehman Brothers Inc. is acting as Representative) and each of the Underwriters has severally agreed to purchase from the Company the respective principal amount of Senior Notes set forth opposite its name below:

                                            PRINCIPAL AMOUNT OF     PRINCIPAL AMOUNT OF
UNDERWRITERS                               SERIES F SENIOR NOTES   SERIES G SENIOR NOTES
------------                               ---------------------   ---------------------
Lehman Brothers Inc......................      $160,000,000            $120,000,000
BNY Capital Markets, Inc.................        20,000,000              15,000,000
Barclays Capital Inc.....................        10,000,000               7,500,000
Jackson Securities Inc...................        10,000,000               7,500,000
                                               ------------            ------------
          Total..........................      $200,000,000            $150,000,000
                                               ============            ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Senior Notes offered hereby if any of the Senior Notes are purchased.

     The Underwriters propose to offer the Senior Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of $1.50 per Series F Senior Note and of $3.00 per Series G Senior Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $2.00 per Series F Senior Note and of $2.00 per Series G Senior Note to certain brokers and dealers. After the Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Prior to this offering, there has been no public market for the Senior Notes. The Underwriters have advised the Company that they intend to make a market in the Senior Notes. The Underwriters will have no obligation to make a market in the Senior Notes, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company's expenses associated with the offer and sale of the Senior Notes are estimated to be $420,000.

     The Company has agreed, during the period of 15 days from the date of the Underwriting Agreement, not to issue or sell directly or indirectly any Senior Notes (except the Senior Notes issued pursuant to the Underwriting Agreement and the senior notes to be issued that are designated the Series H senior notes) or any other long-term debt of the Company having terms and provisions substantially similar to the Senior Notes, without the prior written consent of the Underwriters.

     In connection with this offering and in compliance with applicable law and industry practice, the Underwriters may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Senior Notes at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, purchasing Senior Notes to cover syndicate short positions and imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. Covering a syndicate short position means placing a bid or effecting a purchase of a security on behalf of the underwriting syndicate to reduce a short position created in connection with the offering. Imposing a penalty bid means purchasing a security in the open market to reduce the underwriting syndicate's short position or to stabilize the price of the security and in connection therewith reclaiming the amount of the selling concession from the underwriters and selling group members who sold such securities as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

     Certain of the Underwriters or their affiliates may engage in transactions with, and, from time to time, have performed investment banking and other financial services for, the Company and its affiliates in the ordinary course of business.

                                    EXPERTS

     The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Statements as to matters of law and legal conclusions in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, relating to titles to property of the Company under "Item 2 -- Properties -- Titles to Property", and relating to the Company under "Item 1 -- Business -- Regulation", "Item 1 -- Business -- Rate Matters" and "Item 1 -- Business -- Competition", have been reviewed by Troutman Sanders LLP, general counsel for the Company, and such statements are made upon the authority of such firm as experts.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $350,000,000

                                   (GPC LOGO)

         $200,000,000 SERIES F 5.75% SENIOR NOTES DUE JANUARY 31, 2003 $150,000,000 SERIES G 6.20% SENIOR NOTES DUE FEBRUARY 1, 2006

                      ------------------------------------
                             PROSPECTUS SUPPLEMENT
                                JANUARY 26, 2001
                      ------------------------------------

                                LEHMAN BROTHERS
                           BNY CAPITAL MARKETS, INC.
                                BARCLAYS CAPITAL
                            JACKSON SECURITIES INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------